Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on the Forthcoming Investor Presentation regarding the Cash Dividend Distribution of China Southern Airlines Company Limited”, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

6 May 2019

As at the date of this announcement, the Directors include Wang Chang Shun and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2019-028

ANNOUNCEMENT ON THE FORTHCOMING INVESTOR PRESENTATION

REGARDING THE CASH DIVIDEND DISTRIBUTION OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important Notice:

•	Time of the Presentation: 16:00 -17:00 on Friday, 10 May 2019

•	Way of Presentation: Online Presentation

I. Type of the Presentation

China Southern Airlines Company Limited (hereinafter referred to as the “Company”) proposes to convene an investor presentation (hereinafter referred to as the “Presentation”) regarding the cash dividend distribution on 10 May 2019 to explain certain matters relating to the proposed cash dividend distribution of the Company for the year of 2018.

II. Time and Venue of the Presentation

The Presentation will be held at 16:00 -17:00 on Friday, 10 May 2019 in the form of online presentation.

III. Participants

Mr. Xiao Li Xin, Executive Vice President, Chief Accountant and Chief Financial Officer, Mr. Xie Bing, Company Secretary, Mr. Yang Bin, General Manager of Finance Department, Mr. Zhou Junbao, Deputy Director General of Commercial Steering Committee, etc. will attend the Presentation to explain certain matters relating to the proposed cash dividend distribution of the Company for the year of 2018 and answer relevant questions.

IV. Investors’ Participation

1. Investors can raise their concerns to the Company through fax or e-mail before 10 May and the Company will answer the selected questions of common concern on the cash dividend distribution during the Presentation.

2. Investors can participate in the Presentation directly at the website of http://roadshow.sseinfo.com at 16:00 - 17:00 on 10 May through the internet.

V. Contact Person and Consult Methods

Contact person: Mr. Xiao

Tel: (8620) 86112480

Fax: (8620) 86659040

E-mail: ir@csair.com

The Board of Directors of

China Southern Airlines Company Limited

7 May 2019

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